FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         November 18, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: November 18, 2003

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will,"
"would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                                    2002/2003
                                FULL YEAR RESULTS


Paris, November 14, 2003 - The Board of Directors of Sodexho Alliance met on 12 November 2003 under the chairmanship of Pierre Bellon, to close the accounts for the year ended August 31, 2003.

Sodexho Alliance reported consolidated revenues of 11.7 billion euro and Group net income of 162 million euro. The Board of Directors has determined that with this performance, Sodexho's teams succeeded in overcoming unfavorable economic conditions in a difficult political climate.

As a result of the appreciation of the euro against other currencies, currency conversion had a negative effect on all income statement line items. However, these exchange rate variations do not result in operating risk because both the receipts and expenses of each of our subsidiaries are in the same currency, unlike exporting businesses.




2002-2003 Financial Statements


In millions of euro
                                                 Variation      Variation
                  Fiscal year    Fiscal year     at current     at constant
                   2002-2003      2001-2002        rates          rates

Revenues           11,687          12,612          - 7.3%           2.7%

EBITA                 514             528          - 2.6%           9.8%

Net exceptional
income(expense)         1              23             *              *

Group net income      162             183         - 11.3%         - 2.2%

Earnings per
share before
goodwill
amortization
(in euro)            1.41            1.58         - 10.6%         - 1.8%


Earnings per
share after
goodwill
amortization
(in euro)            1.02            1.15         - 11.4%         - 2.3%


*  Not significant.

During the year, revenues declined by 7.3% due to a negative currency exchange rate impact of 10.0%. Organic growth of 3.1% compared favorably with that of the prior year, which was 1.9%.

    o In Food and Management Services, organic growth of 2.9% included 2.6% in the Healthcare segment, 2.9% in Education and 3.1% in Business and Industry. The year was noteworthy for the opening of Defense segments in the United States and Sweden. Since Defense is included in the Business and Industry segment, its development and the signing of significant contracts have contributed to the return to growth in this segment.

    o In Service Vouchers and Cards, organic growth reached 11.4% due to good commercial development and to new services provided to existing clients.

EBITA amounted to 514 million euro, decreasing by 2.6%. However, at constant exchange rates it improved by 9.8%. The EBITA margin was 4.4%, versus 4.2% in fiscal year 2001-2002. This improvement is explained by the first positive effects of our action plans to improve the profitability of our subsidiary in the United Kingdom and by a net improvement in our profitability in Continental Europe and North America.

Group net income declined by 11.3%, but it is comparable to that of the prior year calculated at average exchange rates for fiscal year 2002-2003.

Since the number of shares outstanding did not vary significantly during the year, earnings per share declined by 11.4%, but by only 2.3% at constant exchange rates.

Operating cash flow totaled 390 million euro, a level comparable to fiscal year 2001-2002, despite the unfavorable variation in currency exchange rates of 13%, thus confirming the Group's capacity to generate cash.

Our net debt declined by 162 million euro, of which 82 million euro resulted from exchange rates prevailing at the end of the fiscal year. As such, net debt totaled 1,201 million euro and represents less than 52% of shareholders' equity including minority interests.

Following the closing of the accounts, which reflected net income excluding currency conversion impacts comparable to that of the prior year, and after taking account of the Group's excellent financial model, the Board of Directors will ask shareholders to approve at the Annual Meeting on February 3, 2004 a net dividend of 0.61 euro per share, the same dividend per share as last year. The dividend payment date will be March 4, 2004.




NEW CONTRACTS

During fiscal 2003, we signed several new contracts, including, for example, in Food and Management Services:

o In North America, Sony, General Mills, a national contract with Hewlett-Packard, the University of Connecticut, the Atlanta Public School District in Georgia and the Medical Center of Louisiana


o In Continental Europe, Wal-Mart in Germany, Banco Santander in Spain, the public schools of Budapest and the Chenieux Clinics in Limoges


o In the United Kingdom and Ireland, GlaxoSmithKline in London and the Deepcut Garrison


o  In Latin America, Carrefour in Chile and PepsiCo in Venezuela


o  In China, Motorola and the Jinshan and Dacang hospitals



In Service Vouchers and Cards, new contracts were signed with the SNBC in Belgium, the Health Ministry in Venezuela and General Motors in Mexico.




OUTLOOK

The outlook is good. The potential market to conquer is large in all of our activities and in the countries where Sodexho does business. This growth potential is estimated at more than 380 billion euro.

Sodexho is number one worldwide in the segments with the greatest potential:
Healthcare, Seniors, Education and Defense.

In addition, Sodexho's financial model is excellent. The activities chosen are not capital intensive; for fiscal year 2002-2003, net capital expenditures represented only 1.9% of revenues. Operating cash flow was 390 million euro. This allows us to finance growth, reimburse debt and reward shareholders.

Based on current information and today's economic climate, at the November 12, 2003 meeting, the Board of Directors fixed and confirmed the following minimum objectives for fiscal year 2003-2004:

o Organic growth in revenues equal to that of fiscal year 2002-2003
o EBITA of 550 million euro, which corresponds to an EBITA margin of 4.6%
o Growth in Group Net Income, excluding exceptional items, of 5%

These objectives are based on the exchange rates used in the fiscal year 2002-2003 income statement.

In order to attain or exceed these objectives, our strategy is confirmed. It rests upon six strategic objectives:

o Accelerate organic growth
o Improve  our human resources planning
o Improve operational management
o Improve cash flow
o Reinforce control
o Encourage transparency and communication



Group management will focus energies within the Group to improve Sodexho's performance as compared to that of its competitors.

The Board of Directors has expressed its confidence in the Group's future because Sodexho's strengths are numerous:

Sodexho's values: service spirit, team spirit, and the spirit of progress. Sodexho's mission: "Improve the quality of daily life," which gives meaning to all of its team members.
Sodexho's worldwide network and its presence in 76 countries.
Sodexho's strong competitive positions.
Sodexho's excellent financial model.

The Board of Directors would like to thank our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.



About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.



Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18 - Fax : + 33 (1) 30 85 52 32
E-mail: jerome.chambin@sodexhoalliance.com

Investors Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 29 39 - Fax : +33 (1) 30 85 50 05
E-mail : jean-jacques.vironda@sodexhoalliance.com


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